SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            ACLARA BioSciences, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   00461P 10 6
                                 (CUSIP Number)

                           Thomas P. Livingston, Esq.
                                 PE Corporation
                                 761 Main Avenue
                                Norwalk, CT 06859
                                 (203) 762-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



                                Page 1 of 8 Pages

CUSIP No. 00461P 10 6                 13D                      Page 2 of 8 Pages


------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           PE Corporation  06-1534213
------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A                                              (a) [_]
           GROUP*                                                                                  (b) [x]

------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           WC
------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                                     [_]
------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
------------------------------------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
            NUMBER OF                     2,746,293
             SHARES                -------------------------------------------------------------------------
          BENEFICIALLY             8      SHARED VOTING POWER
            OWNED BY
              EACH                 -------------------------------------------------------------------------
            REPORTING              9      SOLE DISPOSITIVE POWER
             PERSON                       2,746,293
              WITH                 -------------------------------------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           2,746,293
------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                                                    [_]

------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.4%
------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 Pages

CUSIP No. 00461P 10 6                   13D                    Page 3 of 8 Pages


------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           The Perkin-Elmer Corporation  06-0490270
------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A                                              (a) [_]
           GROUP*                                                                                  (b) [x]

------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           WC
------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                                     [_]
------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
------------------------------------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
            NUMBER OF                     2,746,293
             SHARES                -------------------------------------------------------------------------
          BENEFICIALLY             8      SHARED VOTING POWER
            OWNED BY
              EACH                 -------------------------------------------------------------------------
            REPORTING              9      SOLE DISPOSITIVE POWER
             PERSON                       2,746,293
              WITH                 -------------------------------------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           2,746,293
------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                                                    [_]

------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.4%
------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 8 Pages

Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the "Common Stock"), of ACLARA BioSciences, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1288 Pear Avenue, Mountain View, California 94043.

Item 2.  Identity and Background.

         This Schedule 13D is being filed by PE Corporation, a Delaware corporation, and The Perkin-Elmer Corporation, a New York corporation and wholly-owned subsidiary of PE Corporation (each, a "Reporting Person"). The principal offices of the Reporting Persons are located at 761 Main Avenue, Norwalk, Connecticut, 06859.

         PE Corporation is a supplier of products, services, and information in the life sciences and in genomics. PE Corporation conducts its business activities through its PE Biosystems Group and its Celera Genomics Group. The PE Biosystems Group is principally engaged in the development, marketing, and support of systems consisting of instruments, reagents, and software that are used in basic life sciences research, pharmaceutical research and development, diagnostics, forensics, and food testing. The Celera Genomics Group is principally engaged in the generation, sale, and support of genomic, proteomic, and related biological and medical information and the development and sale of related products and services. PE Corporation conducts these businesses indirectly through The Perkin-Elmer Corporation and its other subsidiaries.

         The name, address, present principal occupation or employment, and citizenship of each director and executive officer of PE Corporation are set forth on Schedule I hereto and are incorporated herein by reference. The executive officers of The Perkin-Elmer Corporation are the same as the executive officers of PE Corporation. Certain of such executive officers serve as the directors of The Perkin-Elmer Corporation and are so identified on Schedule I.

         During the past five years, neither Reporting Person nor, to the knowledge of either Reporting Person, any of their directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Perkin-Elmer Corporation purchased 925,926 shares of the Issuer's Series E Redeemable Preferred Stock on April 28, 1998, for an aggregate purchase price of $2,500,000. Such shares of Series E Redeemable Preferred Stock were purchased by The Perkin-Elmer Corporation using its working capital and were not purchased with funds borrowed for the purpose of acquiring, holding, trading, or voting such shares. In connection with the Issuer's initial public offering of Common Stock on March 24, 2000


                               Page 4 of 8 Pages

(the "IPO"), such shares of Series E Redeemable Preferred Stock were converted into 1,388,889 shares of Common Stock without the payment of any additional consideration by The Perkin-Elmer Corporation.

         The Perkin-Elmer Corporation purchased 746,269 shares of the Issuer's Series G Redeemable Preferred Stock on April 29, 1999, for an aggregate purchase price of $3,000,001. Such shares of Series G Redeemable Preferred Stock were purchased by The Perkin-Elmer Corporation using its working capital and were not purchased with funds borrowed for the purpose of acquiring, holding, trading, or voting such shares. In connection with the IPO, such shares of Series G Redeemable Preferred Stock were converted into 1,119,404 shares of Common Stock without the payment of any additional consideration by The Perkin-Elmer Corporation.

         On March 24, 2000, The Perkin-Elmer Corporation purchased 238,000 shares of Common Stock in the IPO for an aggregate purchase price of $4,998,000. Such shares of Common Stock were purchased by The Perkin-Elmer Corporation using its working capital and were not purchased with funds borrowed for the purpose of acquiring, holding, trading, or voting such shares.

Item 4.  Purpose of Transaction.

         The shares of Common Stock described herein (and the shares of preferred stock which were converted into Common Stock as described in Item 3 above) were acquired by The Perkin-Elmer Corporation for investment purposes. Except as described below, neither Reporting Person nor, to the knowledge of either Reporting Person, any of their directors or executive officers, has any plans or proposals with respect to the Issuer which relate to or would result in any of the events described in Item 4 of Schedule 13D. The Reporting Persons intend to review the Issuer's business on a regular basis and may in the future propose that the Issuer take one or more of the actions described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         (a) The Reporting Persons beneficially own an aggregate of 2,746,293 shares of Common Stock which represents 8.4% of the issued and outstanding shares of Common Stock (based on the number of shares outstanding as contained in the Issuer's most recently available filing with the Securities and Exchange Commission). As of the date hereof, neither Reporting Person nor, to the knowledge of either Reporting Person, any of their directors or executive officers otherwise beneficially owns any shares of Common Stock.

         (b) The Perkin-Elmer Corporation has sole voting and sole dispositive power with respect to all shares of Common Stock which are owned by the The Perkin-Elmer Corporation. PE Corporation, by virtue of its ownership of all of the issued and outstanding capital stock of The Perkin-Elmer Corporation, may also be deemed to have sole voting and sole dispositive power with respect to such shares.


                               Page 5 of 8 Pages

         (c) On March 24, 2000, The Perkin-Elmer Corporation purchased 238,000 shares of Common Stock in the IPO for an aggregate purchase price of $4,998,000. Except as set forth in the immediately preceding sentence, there have not been any transactions in the Common Stock effected by or for the account of either Reporting Person or, to the knowledge of either Reporting Person, any of their directors or executive officers, during the past 60 days.

         (d) Subject to the following sentence, no person other than The Perkin-Elmer Corporation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by The Perkin-Elmer Corporation. PE Corporation, by virtue of its ownership of all of the issued and outstanding capital stock of The Perkin-Elmer Corporation, may also be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by The Perkin-Elmer Corporation.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         The Perkin-Elmer Corporation is a party to an Amended and Restated Investor Rights Agreement dated as of December 30, 1999, pursuant to which the Issuer has granted to certain of its stockholders, including The Perkin-Elmer Corporation, certain demand and incidental registration rights with respect to the Common Stock held by such stockholders, including The Perkin-Elmer Corporation. In addition, Dr. Michael W. Hunkapiller, an executive officer of both Reporting Persons, is a member of the Board of Directors of the Issuer. Dr. Hunkapiller does not have any individual rights with respect to the shares of Common Stock being reported herein. Except as provided above in this Item 6, neither Reporting Person nor, to the knowledge of either Reporting Person, any of their directors of executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         The Reporting Persons incorporate by reference the Amended and Restated Investor Rights Agreement dated as of December 30, 1999, among the Issuer, The Perkin-Elmer Corporation and certain other holders of the Common Stock, which was included as Exhibit 10.4 to the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 20, 2000 (Commission File No. 333-95107).


                               Page 6 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PE CORPORATION

                                By:  /s/ William B. Sawch
                                     --------------------
                                     William B. Sawch
                                     Senior Vice President and General Counsel

                                THE PERKIN-ELMER CORPORATION

                                By:  /s/ William B. Sawch
                                     --------------------
                                     William B. Sawch
                                     Senior Vice President and General Counsel

Dated:  March 31, 2000




                                Page 7 of 8 Pages

                                   Schedule I

         All persons named below have a business address at 761 Main Avenue, Norwalk, CT 06859 except as set forth below. All persons named below are U.S. citizens except Jean-Luc Belingard who is a French citizen.

                           Directors of PE Corporation
                           ---------------------------

                   Name                                       Position
                   ----                                       --------

Mr. Tony L. White                           Chairman, President and Chief Executive Officer, PE Corporation
Mr. Richard H. Ayers                        Retired
Mr. Jean-Luc Belingard                      Chief Executive Officer, Pierre Fabre S.A.
Dr. Robert H. Hayes                         Professor, Harvard Business School
Dr. Arnold J. Levine                        President and Chief Executive Officer, Rockefeller University
Mr. Theodore E. Martin                      Retired
Dr. Carolyn W. Slayman                      Professor and Deputy Dean, Yale University School of Medicine
Mr. Orin R. Smith                           Chairman and Chief Executive Officer, Engelhard Corporation
Mr. Georges C. St. Laurent, Jr.             Principal, St. Laurent Properties
Mr. James R. Tobin                          President and Chief Executive Officer,
                                            Boston Scientific Corporation

                      Executive Officers of PE Corporation
                      ------------------------------------

                   Name                                       Position
                   ----                                       --------

Mr. Tony L. White*                          Chairman, President and Chief Executive Officer
Dr. Peter Barrett                           Vice President
Dr. Samuel E. Broder                        Vice President
Mr. Ugo D. DeBlasi                          Assistant Controller
Mr. Ronald D. Edelstein                     Vice President
Dr. Elaine J. Heron                         Vice President
Dr. Michael W. Hunkapiller                  Senior Vice President, and President, PE Biosystems Group
Mr. Vikram Jog                              Corporate Controller
Mr. Joseph E. Malandrakis                   Vice President
Dr. Kenneth D. Noonan                       Senior Vice President
William B. Sawch, Esq.*                     Senior Vice President and General Counsel
Mr. Gregory T. Schiffman                    Assistant Controller
Ms. Deborah A. Smeltzer                     Assistant Controller
Ms. Joyce A. Sziebert                       Vice President, Human Resources
Dr. J. Craig Venter                         Senior Vice President, and President, Celera Genomics Group
Mr. Dennis L. Winger*                       Senior Vice President and Chief Financial Officer

*Also serves as director of The Perkin-Elmer Corporation



                                Page 8 of 8 Pages